Exhibit 99.1

SUPPLEMENTAL INDENTURE
Made effective as of March 6, 2015.
BETWEEN:
BAYTEX ENERGY CORP., as issuer
and
VALIANT TRUST COMPANY, as Indenture Trustee
WHEREAS:

1.
Baytex Energy Corp. ("Baytex"), certain of its subsidiaries, and Valiant Trust Company (the "Indenture Trustee") are parties to an amended and restated trust indenture dated as of January 1, 2011 (as amended or supplemented to the date hereof, the "Indenture") with respect to certain Debt Securities of Baytex;

2.	Baytex desires to amend the Indenture in accordance with Section 12.1(d) thereof to correct certain typographical, clerical or other manifest errors in the Indenture; and

3.	Baytex has duly authorized the execution and delivery of this Supplemental Indenture.
NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
This Supplemental Indenture shall be supplemental to and read together with the Indenture for all purposes. Every holder of a Debt Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect. The Indenture, as amended and supplemented hereby, is herein referred as the "Amended Indenture". Capitalized terms used herein, including the preamble hereto, shall have the same meaning as in the Indenture.

2.	The Indenture shall be amended as follows:

(a)
the reference to "any Non-Recourse Indebtedness" in Section 1.1(nnnn) shall be deleted and replaced with "Qualified Stock and all warrants, options or other rights to acquire Qualified Stock (but excluding any debt security";

(b)	the reference to "from and (i)" in Section 6.9(a)(i)(C) shall be deleted and replaced with "from (i)";

(c)	both references to "paragraph (a)" in Section 6.9(a)(ii) shall be deleted and replaced with "this clause (a)(ii)"; and

(d)	the reference to "Maturity" in Section 12.1(c) be deleted and replaced with "materially".

3.	This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.

4.	This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta.

5.	This Supplemental Indenture may be executed in any number of counterparts and all counterparts, taken together, shall constitute one and the same Supplemental Indenture.
IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed effective as of the day and year first above written.

BAYTEX ENERGY CORP.
Per:	/s/ Rodney D. Gray
Chief Financial Officer

Per:	/s/ Murray J. Desrosiers
Vice President, General Counsel and Corporate Secretary
VALIANT TRUST COMPANY
Per:	/s/ Dan Sander
Director, Trust Services
Per:	/s/ Jodie Hansen
Account Manager